February 8, 2013

To the Members of the Board of

SimplePons, Inc.

Dear Sirs:

This letter confirms that I hereby resign (i) from my positions as Chief Operating Officer and Secretary of SimplePons, Inc. (the “Company”), and all other positions to which I have been assigned, regardless of whether I served in such capacity, of the Company, effective immediately and (ii) as a member of the board of directors effective automatically on the tenth day following the mailing to the stockholders of the Company of an information statement complying with the requirements of Rule 14f-1 of the Securities Exchange Act of 1934 that will also be filed with the Securities and Exchange Commission. My resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Furthermore, pursuant to that certain share exchange (the “Share Exchange”) made pursuant to the following agreements dated as of the date hereof: (i) Voting and Exchange Trust Agreement by and among the Company, Eco-Shift Call Corp. (“CallCo”), Eco-Shift Acquisition Corp. (“AcqusitionCo”) and Patriquin Law Professional Corporation; (ii) Support Agreement, by and among the Company, CallCo and Acquisition Co; and (iii) Rollover Agreement, by and among AcquisitionCo and the stakeholders of Eco-Shift Power Corp., I agree to voluntarily forgive any unpaid salary, bonuses or other forms of compensation in any form whatsoever, including any amounts that may be owed to me for accrued expenses, loans or for any other reason.

Sincerely,

/s/ Richard A. Miller

Richard A. Miller